Exhibit 99.3 Press Release Brussels / 13 November 2018 / 3:00 p.m. CET

Anheuser-Busch InBev Launches Tender

Offers for Up To USD 2.5 Billion Aggregate

Purchase Price of Three Series of USD

Notes

Anheuser-Busch InBev SA/NV (“AB InBev”) (Euronext: ABI) (NYSE: BUD) (MEXBOL: ANB) (JSE: ANH) today announced the commencement of offers by its wholly-owned subsidiary Anheuser-Busch InBev Finance Inc. (“ABIFI” or the “Company”) to purchase for cash any validly tendered (and not validly withdrawn) and accepted notes up to an aggregate purchase price (excluding accrued and unpaid interest) of US$2.5 billion (the “Offer Cap”) of three series of the Company’s notes as described in the table below (the “Tender Offers”). The Tender Offers are being made upon the terms and subject to the conditions set forth in the offer to purchase dated 13 November 2018 (the “Offer to Purchase”). Terms not defined in this announcement have the meanings given to them in the Offer to Purchase.

Copies of the Offer to Purchase are available to holders through the information agent, Global Bondholder Services Corporation, at their website http://www.gbsc-usa.com/Anheuser-Busch/ or by calling +1 (866) 470-3900 (toll free) or +1 212-430-3774 (for banks and brokers).

ABIFI is offering to purchase, up to the Offer Cap, its outstanding US$7,500,000,000 2.650% Notes due 2021, its US$1,250,000,000 2.625% Notes due 2023 and its US$6,000,000,000 3.300% Notes due 2023 (together, the “Notes”), from holders of any of the Notes, subject to the Acceptance Priority Levels (as defined below). Notes purchased in the Tender Offers will be retired and cancelled.

The following table sets forth certain information relating to the pricing for the Tender Offers.

Up to the Offer Cap of the Notes Listed Below

Title of Notes	CUSIP / ISIN	Outstanding Principal Amount	Acceptance Priority Level	U.S. Treasury Reference Security	Fixed Spread (basis points)(c)	Early Tender Payment (per $1,000)	Bloomberg Reference Page	Hypothetical Total Consideration(a)(b)

2.650% Notes due 2021	035242 AJ5 US035242AJ5 2	$7,500,000,000	1	2.875% U.S.T. due 11/15/21	40.0 bps	$30	PX1	$984.32

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2.625% Notes due 2023	035242 AA4 US035242AA44	$1,250,000,000	2	2.875% U.S.T. due 10/31/23	87.5 bps	$30	PX1	$950.96

3.300% Notes due 2023	035242 AL0 US035242AL0 9	$6,000,000,000	3	2.875% U.S.T. due 10/31/23	87.5 bps	$30	PX1	$976.28
(a)	Payable in cash per each $1,000 principal amount of the specified series of Notes validly tendered and not validly withdrawn at or prior to the Early Tender Time and accepted for purchase.

(b)

Hypothetical Total Consideration is based on the fixed spread for the applicable series of Notes to the yield of the U.S. Treasury Reference Security for that series as of 11:00 a.m., New York City time, on 9 November 2018 and assumed an Early Settlement Date of 29 November 2018. The information provided in the above tables is for illustrative purposes only. The Offeror (defined below) makes no representation with respect to the actual consideration that may be paid, and such amounts may be greater or less than those shown in the above table depending on the yield of the applicable U.S. Treasury Reference Security as of the applicable Price Determination Time (as defined below). The actual Total Consideration (as defined below) will be based on the fixed spread for the applicable series of Notes to the yield of the U.S. Treasury Reference Security for that series as of 11:00 a.m., New York City time, on the applicable Price Determination Time. The hypothetical Total Consideration excludes accrued and unpaid interest on the Notes accepted for purchase.

(c)	The fixed spread will be used to calculate the yield to maturity that will be used to calculate the Total Consideration, which already includes the Early Tender Payment.

The Tender Offers for the Notes will expire at 11:59 p.m., New York City time, on 11 December 2018 (the “Expiration Time”), or, in each case, any other date and time to which the Company extends the applicable Tender Offer. Holders must validly tender their Notes prior to or at 5:00 p.m., New York City time, on 27 November 2018 (such date and time, as it may be extended with respect to a series of Notes, the “Early Tender Time”), to be eligible to receive the applicable Total Consideration (as defined below) which includes an amount in cash (the “Early Tender Payment”) equal to the applicable amount set forth in the table above under the heading “Early Tender Payment,” plus accrued interest. If Holders validly tender their Notes after the Early Tender Time but prior to or at the applicable Expiration Time, Holders will only be eligible to receive the applicable Tender Offer Consideration plus accrued interest.

Notes tendered may be withdrawn prior to or at, but not after, 5:00 p.m. New York City time, on 27 November 2018 (such date and time, as it may be extended with respect to a series of Notes, the “Withdrawal Deadline”). The Tender Offers are subject to the satisfaction of certain conditions, as set forth in the Offer to Purchase.

The Company will only accept for purchase Notes up to an aggregate purchase price (excluding accrued interest) that will not exceed the Offer Cap. Subject to applicable law, the Company reserves the right, but is under no obligation, to increase the Offer Cap in respect of the Tender Offers at any time, which could result in the Company purchasing a greater aggregate principal amount of Notes in the Tender Offers.

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The purchase of any series of Notes is not conditioned upon the purchase of any other series of Notes. Any Notes validly tendered in the Tender Offers and accepted for purchase will be accepted for purchase by the Company based on the Offer Cap and the acceptance priority levels noted above (the “Acceptance Priority Levels”), each as more fully described in the Offer to Purchase. If the purchase of all validly tendered Notes would result in an aggregate purchase price greater than the Offer Cap, then the Tender Offers will be oversubscribed and if the Offeror accepts Notes in the Tender Offers, any Notes accepted for purchase in the lowest Acceptance Priority Level in which Notes are accepted for purchase will be accepted for tender on a prorated basis. For the avoidance of doubt, Notes tendered prior to or at the Early Tender Time will have priority over Notes tendered after the Early Tender Time, regardless of the Acceptance Priority Levels. If the Offer Cap is reached at the Early Tender Time, then no Notes tendered after the Early Tender Time will be purchased, unless the Company increases the Offer Cap.

The “Total Consideration” payable for each series of Notes will be a price per $1,000 principal amount of such series that would reflect a yield to the applicable maturity date of such series of Notes equal to the sum of (i) the Reference Yield (as defined below) for such series, determined at 11:00 a.m. (New York City time) on the business day following the Early Tender Time, plus (ii) the fixed spread applicable to such series, as set forth in the table above (the “Fixed Spread”), minus accrued and unpaid interest on the Notes from, and including, the most recent interest payment date up to, but excluding, the applicable Settlement Date (as defined in the Offer to Purchase). The Total Consideration also includes the Early Tender Payment for the applicable series of Notes set forth in the table above. The “Reference Yield” means the bid side yield to maturity of the applicable reference security listed in the table above (the “Reference Security”) for such series as calculated by the Dealer Managers (as defined below).

Holders of Notes that are validly tendered and not validly withdrawn at or prior to the Early Tender Time and that are accepted for purchase will receive the applicable Total Consideration.

Holders of any Notes that are validly tendered after the Early Tender Time but prior to or at the Expiration Time and that are accepted for purchase will receive the applicable Total Consideration minus the Early Tender Payment. Total Consideration minus the Early Tender Payment is referred to as the “Tender Offer Consideration.”

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The Dealer Managers for the Tender Offer are:

BofA Merrill Lynch	Deutsche Bank Securities

214 North Tryon Street, 14th Floor Charlotte, North Carolina 28255 USA	60 Wall Street, 2nd Floor New York, New York 10005 USA
Attn: Liability Management Group Collect: +1 (980) 387-3907 U.S. Toll-Free: : +1 (888) 292-0070	Attn: Liability Management Group Collect: +1 (212) 250-2955 U.S. Toll-Free:+1 (866) 627-0391

The Tender and Information Agent for the Tender Offers is:

Global Bondholders Services Corporation

65 Broadway – Suite 404

New York, New York 10006

Attention: Corporate Actions

Bank and Brokers Call Collect: +1 (212) 430-3774

All Others Please Call Toll-Free: +1 (866) 470-3800

Fax: +1 (212) 430-3775 or +1 (212) 430-3779

Non-U.S. Distribution Restrictions

Italy. None of the Offer to Purchase or any other document or materials relating to the Tender Offer have been or will be submitted to the clearance procedures of the Commissione Nazionale per le Società e la Borsa (CONSOB) pursuant to Italian laws and regulations. The Tender Offer is being carried out in Italy as an exempted offer pursuant to article 101-bis, paragraph 3-bis of the Legislative Decree No. 58 of 24 February 1998, as amended (the “Financial Services Act”) and article 35-bis, paragraph 4 of CONSOB Regulation No. 11971 of 14 May 1999, as amended. Holders or beneficial owners of such Notes that are resident and/or located in Italy can tender Notes for purchase in the Tender Offer through authorised persons (such as investment firms, banks or financial intermediaries permitted to conduct such activities in the Republic of Italy in accordance with the Financial Services Act, CONSOB Regulation No. 16190 of 29 October 2007, as amended, and Legislative Decree No. 385 of 1 September 1993, as amended) and in compliance with any other applicable laws and regulations and with any requirements imposed by CONSOB and any other Italian authority. Each intermediary must comply with the applicable laws and regulations concerning information duties vis-à-vis its clients in connection with such Notes or the Tender Offer.

United Kingdom. The communication of this Offer to Purchase and any other documents or materials relating to the Tender Offer is not being made and such documents and/or materials have not been approved by an authorised person for the purposes of section 21 of the Financial Services and Markets Act 2000. Accordingly, this Offer to Purchase and such documents and/or materials are not

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being distributed to, and must not be passed on to, persons in the United Kingdom other than (i) to those persons in the United Kingdom falling within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Financial Promotion Order”)), (ii) to those persons who are within Article 43(2) of the Financial Promotion Order, including existing members and creditors of the Offeror, (iii) to those persons who are outside the United Kingdom, or (iv) to any other persons to whom it may otherwise lawfully be made under the Financial Promotion Order.

France. The Tender Offer is not being made, directly or indirectly, to the public in the Republic of France (France). Neither this Offer to Purchase nor any other document or material relating to the Tender Offer has been or shall be distributed to the public in France and only (i) providers of investment services relating to portfolio management for the account of third parties (personnes fournissant le service d’investissement de gestion de portefeuille pour compte de tiers) and/or (ii) qualified investors (investisseurs qualifiés), other than individuals, acting for their own account, all as defined in, and in accordance with, Articles L.411-1, L.411-2 and D.411-1 of the French Code monétaire et financier, are eligible to participate in the Tender Offer. This Offer to Purchase has not been and will not be submitted for clearance to nor approved by the Autorité des Marchés Financiers.

Belgium. Neither this Offer to Purchase nor any other documents or materials relating to the Tender Offer have been submitted to or will be submitted for approval or recognition to the Belgian Financial Services and Markets Authority (Autoriteit voor financiële diensten en markten / Autorité des services marchés financiers) and, accordingly, the Tender Offer may not be made in Belgium by way of a public offering, as defined in Articles 3 and 6 of the Belgian Law of 1 April 2007 on public takeover bids as amended or replaced from time to time. Accordingly, the Tender Offer may not be advertised and the Tender Offer will not be extended, and neither this Offer to Purchase nor any other documents or materials relating to the Tender Offer (including any memorandum, information circular, brochure or any similar documents) has been or shall be distributed or made available, directly or indirectly, to any person in Belgium other than “qualified investors” in the sense of Article 10 of the Belgian Law of 16 June 2006 on the public offer of placement instruments and the admission to trading of placement instruments on regulated markets (as amended or replaced from time to time), acting on their own account. Insofar as Belgium is concerned, this Offer to Purchase has been issued only for the personal use of the above qualified investors and exclusively for the purpose of the Tender Offer. Accordingly, the information contained in this Offer to Purchase may not be used for any other purpose or disclosed to any other person in Belgium.

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Legal Notices

This announcement is for informational purposes only and is not an offer to purchase, a solicitation of an offer to purchase or a solicitation of consents with respect to any securities. This announcement does not describe all the material terms of the Tender Offer and no decision should be made by any Holder on the basis of this announcement. The terms and conditions of the Tender Offer are described in the Offer to Purchase. This announcement must be read in conjunction with the Offer to Purchase. The Offer to Purchase contains important information which should be read carefully before any decision is made with respect to the Tender Offer. If any Holder is in any doubt as to the contents of this announcement, or the Offer to Purchase, or the action it should take, it is recommended to seek its own financial and legal advice, including in respect of any tax consequences, immediately from its stockbroker, bank manager, solicitor, accountant or other independent financial, tax or legal adviser. Any individual or company whose Notes are held on its behalf by a broker, dealer, bank, custodian, trust company or other nominee must contact such entity if it wishes to tender such Notes pursuant to the Tender Offer.

None of the Company, the Guarantors, the Dealer Managers or their affiliates, their respective boards of directors, the Depository and Tender and Information Agent, the Notes Trustee or any of their respective affiliates makes any recommendation, or has expressed an opinion, as to whether or not Holders should tender their Notes, or refrain from doing so, pursuant to the Tender Offer. Each Holder should make its own decision as to whether to tender its Notes and if so, the principal amount of the Notes to tender.

The Company has not filed this announcement or the Offer to Purchase with, and they have not been reviewed by, any federal or state securities commission or regulatory authority of any country. No authority has passed upon the accuracy or adequacy of the Tender Offer, and it is unlawful and may be a criminal offense to make any representation to the contrary.

The Offer to Purchase does not constitute an offer to purchase Notes in any jurisdiction in which, or to or from any person to or from whom, it is unlawful to make such offer under applicable securities or blue sky laws. The distribution of the Offer to Purchase in certain jurisdictions is restricted by law. Persons into whose possession the Offer to Purchase comes are required by each of the Company, the Guarantors, the Dealer Managers and the Depository and Tender and Information Agent to inform themselves about, and to observe, any such restrictions.

Legal Disclaimer

This release contains “forward-looking statements”. These statements are based on the current expectations and views of future events and developments of the management of AB InBev and are naturally subject to uncertainty and changes in circumstances. The forward-looking statements contained in this release include, among other things, statements relating to AB InBev’s business combination with SAB and other statements other than historical facts. Forward-looking statements include statements typically containing words such as “will”, “may”, “should”, “believe”, “intends”, “expects”, “anticipates”, “targets”, “estimates”, “likely”, “foresees” and words of similar import. All statements other than statements of historical facts are forward-looking statements. You should not place undue reliance on these forward-looking statements, which reflect the current views of the management of AB InBev, are subject to numerous risks and uncertainties about AB InBev and are dependent on many factors, some of which are outside of AB InBev’s control. There are important factors, risks and uncertainties that could cause actual outcomes and results to be materially different, including the ability to realize synergies from the business combination with SAB and the risks and uncertainties relating to AB InBev described under Item 3.D of AB InBev’s Annual Report on Form 20-F (“Form 20-F”) filed with the US Securities and Exchange Commission (“SEC”) on 19 March 2018. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements.

The forward-looking statements should be read in conjunction with the other cautionary statements that are included elsewhere, including AB InBev’s most recent Form 20-F, other reports furnished on Form 6-K, and any other documents that AB InBev has made public. Any forward-looking statements made in this communication are qualified in their entirety by these cautionary statements and there can be no assurance that the actual results or developments anticipated by AB InBev will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, AB InBev or its business or operations. Except as required by law, AB InBev undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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ANHEUSER-BUSCH INBEV CONTACTS

Media	Investors

Pablo Jimenez Tel: +1 212 573 9289 E-mail: pablo.jimenez@ab-inbev.com	Lauren Abbott Tel: +1 212 573 9287 E-mail: lauren.abbott@ab-inbev.com

Aimee Baxter Tel: +1 718 650 4003 E-mail: aimee.baxter@ab-inbev.com	Mariusz Jamka Tel: +32 16 276 888 E-mail: mariusz.jamka@ab-inbev.com

Ingvild Van Lysebetten Tel: +32 16 276 608 E-mail: ingvild.vanlysebetten@ab-inbev.com	Jency John Tel: +1 646 746 9673 Email: jency.john@ab-inbev.com

Fixed Income Investors

Gabriel Ventura Tel: +1-212-478-7031 E-mail: gabriel.ventura@ab-inbev.com

Suma Prasad Tel: +1-212-503-2887 E-mail: suma.prasad@ab-inbev.com

About Anheuser-Busch InBev

Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with secondary listings on the Mexico (MEXBOL: ANB) and South Africa (JSE: ANH) stock exchanges and with American Depositary Receipts on the New York Stock Exchange (NYSE: BUD). Our Dream is to bring people together for a better world. Beer, the original social network, has been bringing people together for thousands of years. We are committed to building great brands that stand the test of time and to brewing the best beers using the finest natural ingredients. Our diverse portfolio of well over 500 beer brands includes global brands Budweiser®, Corona® and Stella Artois®; multi-country brands Beck’s®, Castle®, Castle Lite®, Hoegaarden® and Leffe®; and local champions such as Aguila®, Antarctica®, Bud Light®, Brahma®, Cass®, Cristal®, Harbin®, Jupiler®, Michelob Ultra®, Modelo Especial®, Quilmes®, Victoria®, Sedrin®, and Skol®. Our brewing heritage dates back more than 600 years, spanning continents and generations. From our European roots at the Den Hoorn brewery in Leuven, Belgium. To the pioneering spirit of the Anheuser & Co brewery in St. Louis, US. To the creation of the Castle Brewery in South Africa during the Johannesburg gold rush. To Bohemia, the first brewery in Brazil. Geographically diversified with a balanced exposure to developed and developing markets, we leverage the collective strengths of approximately 180,000 employees based in nearly 50 countries worldwide. For 2017, AB InBev’s reported revenue was 56.4 billion USD (excluding JVs and associates).

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